SUPPL

Ladbrokes PLC

COMPANIES ACT 1985 ("THE ACT")

SECTION 198 NOTIFICATION

LADBROKES PLC ("THE COMPANY") HAS TODAY RECEIVED NOTIFICATION PURSUANT TO PART VI OF THE ACT, FROM MFS INVESTMENT MANAGEMENT ("MFS") THAT THE INTERESTS ON 26 APRIL 2006 OF MFS AND ITS AFFILIATES, LISTED BELOW, HAVE INCREASED TO 31,246,131 ORDINARY SHARES OF 28⅓P EACH OF THE COMPANY, WHICH INTERESTS REPRESENTED 5.08% OF THE ISSUED SHARE CAPITAL OF THE COMPANY.

MFS HAS ADVISED THAT THE AGGREGATED SHARE HOLDING OF EACH ENTITY IS AS FOLLOWS:-

	SHARES
MFS INVESTMENT MANAGEMENT (MFS)	16,922,585
MFS INSTITUTIONAL ADVISORS, INC. (MFSI)	10,532,355
MFS INTERNATIONAL LTD. (MIL)	428,288
MFS INTERNATIONAL (U.K.) LTD. (MIL U.K.)	275,548
MFS INVESTMENT MANAGEMENT K.K. (MIM K.K.)	2,407,340
MFS INVESTMENT MANAGEMENT (LUX) S.A. (MIM LUX)	680,015
TOTAL	31,246,131

dlw 5/8

Ladbrokes PLC

RECEIVED
2006 MAY -8 P 12:-5
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ANNUAL INFORMATION UPDATE

ANNUAL INFORMATION UPDATE FOR THE YEAR UP TO AND INCLUDING 7 APRIL 2006.

LADBROKES PLC ("THE COMPANY") IS PLEASED TO PROVIDE AN **ANNUAL INFORMATION UPDATE**, IN ACCORDANCE WITH THE REQUIREMENTS OF PROSPECTUS RULE 5.2. THE INFORMATION REFERRED TO IN THIS UPDATE WAS UP TO DATE AT THE TIME THE INFORMATION WAS PUBLISHED BUT SOME INFORMATION MAY NOW BE OUT OF DATE. TO AVOID AN UNNECESSARILY LENGTHY DOCUMENT, INFORMATION IS REFERRED TO IN THIS UPDATE RATHER THAN INCLUDED IN FULL.

1. ANNOUNCEMENTS MADE VIA RNS, A REGULATORY INFORMATION SERVICE:

DATE	DESCRIPTION
8 APRIL 2005	DIRECTOR/PDMR SHAREHOLDING
19 APRIL 2005	HOLDING(S) IN COMPANY
22 APRIL 2005	HOLDING(S) IN COMPANY
25 APRIL 2005	HOLDING(S) IN COMPANY
26 APRIL 2005	HOLDING(S) IN COMPANY
29 APRIL 2005	HOLDING(S) IN COMPANY
4 MAY 2005	NOTICE OF TRADING STATEMENT
10 MAY 2005	DIRECTOR/PDMR SHAREHOLDING
10 MAY 2005	HOLDING(S) IN COMPANY
20 MAY 2005	TRADING STATEMENT
20 MAY 2005	ANNOUNCEMENT OF AGM – PROXY FIGURES
7 JUNE 2005	DIRECTOR/PDMR SHAREHOLDING
9 JUNE 2005	DIRECTOR/PDMR SHAREHOLDING

16 JUNE 2005	HOLDING(S) IN COMPANY
24 JUNE 2005	HOLDING(S) IN COMPANY
1 JULY 2005	HILTON OFFER 18 HOTELS FOR SALE
10 JULY 2005	HOLDING(S) IN COMPANY
12 JULY 2005	DIRECTOR/PDMR SHAREHOLDING
15 JULY 2005	HOLDING(S) IN COMPANY
15 JULY 2005	ACQUISITION
1 AUGUST 2005	HOLDING(S) IN COMPANY
2 AUGUST 2005	DIRECTOR/PDMR SHAREHOLDING
8 AUGUST 2005	NOTICE OF RESULTS
9 AUGUST 2005	DIRECTOR/PDMR SHAREHOLDING
10 AUGUST 2005	HOLDING(S) IN COMPANY
25 AUGUST 2005	INTERIM RESULTS
7 SEPTEMBER 2005	DIRECTOR/PDMR SHAREHOLDING
14 SEPTEMBER 2005	2005 INTERIM REPORT
23 SEPTEMBER 2005	HOLDING(S) IN COMPANY
3 OCTOBER 2005	HOLDING(S) IN COMPANY
6 OCTOBER 2005	DIRECTOR/PDMR SHAREHOLDING
14 OCTOBER 2005	STATEMENT RE: PRESS COMMENT
19 OCTOBER 2005	HOLDING(S) IN COMPANY
19 OCTOBER 2005	HOLDING(S) IN COMPANY
27 OCTOBER 2005	HOLDING(S) IN COMPANY
1 NOVEMBER 2005	HOLDING(S) IN COMPANY
4 NOVEMBER 2005	HOLDING(S) IN COMPANY
9 NOVEMBER 2005	DIRECTOR/PDMR SHAREHOLDING
9 NOVEMBER 2005	HOLDING(S) IN COMPANY
17 NOVEMBER 2005	TRADING STATEMENT
22 NOVEMBER 2005	SALE OF UK ASSETS

22 NOVEMBER 2005	HOLDING(S) IN COMPANY
6 DECEMBER 2005	PROPERTY TRANSACTIONS
7 DECEMBER 2005	DIRECTOR/PDMR SHAREHOLDING
9 DECEMBER 2005	HOLDING(S) IN COMPANY
22 DECEMBER 2005	STATEMENT RE: PRESS COMMENT
23 DECEMBER 2005	HOLDING(S) IN COMPANY
29 DECEMBER 2005	SALE OF HILTON INTERNATIONAL
30 DECEMBER 2005	NOTICE OF EGM
9 JANUARY 2006	DIRECTOR/PDMR SHAREHOLDING
10 JANUARY 2006	HOLDING(S) IN COMPANY
11 JANUARY 2006	HOLDING(S) IN COMPANY
11 JANUARY 2006	HOLDING(S) IN COMPANY - **CORRECTION**
12 JANUARY 2006	HOLDING(S) IN COMPANY
19 JANUARY 2006	HOLDING(S) IN COMPANY
19 JANUARY 2006	HOLDING(S) IN COMPANY
27 JANAURY 2006	RESULT OF EGM
30 JANUARY 2006	HOLDING(S) IN COMPANY
1 FEBRUARY 2006	DIRECTOR/PDMR SHAREHOLDING
2 FEBRUARY 2006	NOTICE OF RESULTS
2 FEBRUARY 2006	STATEMENT RE: PRESS COMMENT
7 FEBRUARY 2006	HOLDING(S) IN COMPANY
8 FEBRUARY 2006	HOLDING(S) IN COMPANY
9 FEBRUARY 2006	DIRECTOR/PDMR SHAREHOLDING
17 FEBRUARY 2006	HOLDING(S) IN COMPANY
23 FEBRUARY 2006	DISPOSAL OF HOTEL DIVISION
23 FEBRUARY 2006	CHANGE OF NAME
23 FEBRUARY 2006	LADBROKES CHINA AGREEMENT
23 FEBRUARY 2006	FINAL RESULTS

23 FEBRUARY 2006	NOTICE TO CONV. BONDHOLDERS
27 FEBRUARY 2006	HOLDING(S) IN COMPANY
1 MARCH 2006	NEW DIRECTORS APPOINTMENTS
1 MARCH 2006	HOLDINGS(S) IN COMPANY
1 MARCH 2006	DIRECTOR/PDMR SHAREHOLDING
2 MARCH 2006	NOTICE TO CONV. BONDHOLDERS
2 MARCH 2006	NOTICE OF EGM
3 MARCH 2006	HOLDINGS(S) IN COMPANY
3 MARCH 2006	HOLDINGS(S) IN COMPANY
7 MARCH 2006	HOLDINGS(S) IN COMPANY
10 MARCH 2006	HOLDINGS(S) IN COMPANY
10 MARCH 2006	DIRECTOR/PDMR SHAREHOLDING
13 MARCH 2006	DIRECTOR/PDMR SHAREHOLDING
21 MARCH 2006	HOLDING(S) IN COMPANY
24 MARCH 2006	HOLDING(S) IN COMPANY
28 MARCH 2006	INTERIM ACCOUNTS
29 MARCH 2006	EGM STATEMENT
30 MARCH 2006	HOLDING(S) IN COMPANY
6 APRIL 2006	HOLDING(S) IN COMPANY
7 APRIL 2006	2005 ANNUAL REPORT & ASSOCIATED DOCUMENTATION
7 APRIL 2006	AGM NOTICE

2. DOCUMENTS FILED AT COMPANIES HOUSE. ALL THE DOCUMENTS LISTED BELOW WERE FILED WITH THE REGISTRAR OF COMPANIES IN ENGLAND AND WALES AND REGISTERED BY THEM ON OR AROUND THE DATES INDICATED:

DATE	DOCUMENT FILED
6 JUNE 2005	GROUP OF COMPANIES' ACCOUNTS MADE UP TO 31/12/04
10 JUNE 2005	AGM SPECIAL RESOLUTIONS
20 JUNE 2005	FORM 88(2) RETURN OF ALLOTMENT OF SHARES
30 JUNE 2005	FORM 88(2) RETURN OF ALLOTMENT OF SHARES
1 JULY 2005	FORM 288C - DIRECTOR'S PARTICULARS CHANGED
10 JULY 2005	FORM 88(2) RETURN OF ALLOTMENT OF SHARES
23 AUGUST 2005	FORM 88(2) RETURN OF ALLOTMENT OF SHARES
26 SEPTEMBER 2005	FORM 88(2) RETURN OF ALLOTMENT OF SHARES
7 OCTOBER 2005	FORM 88(2) RETURN OF ALLOTMENT OF SHARES
31 OCTOBER 2005	FORM 88(2) RETURN OF ALLOTMENT OF SHARES
28 NOVEMBER 2005	FORM 88(2) RETURN OF ALLOTMENT OF SHARES
30 NOVEMBER 2005	FORM 88(2) RETURN OF ALLOTMENT OF SHARES
14 DECEMBER 2005	FORM 88(2) RETURN OF ALLOTMENT OF SHARES
23 DECEMBER 2005	FORM 88(2) RETURN OF ALLOTMENT OF SHARES
6 JANUARY 2006	FORM 88(2) RETURN OF ALLOTMENT OF SHARES
16 JANUARY 2006	FORM 88(2) RETURN OF ALLOTMENT OF SHARES
19 JANUARY 2006	FORM 88(2) RETURN OF ALLOTMENT OF SHARES
20 JANUARY 2006	FORM 88(2) RETURN OF ALLOTMENT OF SHARES
25 JANUARY 2006	FORM 88(2) RETURN OF ALLOTMENT OF SHARES
31 JANUARY 2006	FORM 288(B) DIRECTOR RESIGNED
8 FEBRUARY 2006	FORM 363A ANNUAL RETURN
8 FEBRUARY 2006	FORM 88(2) RETURN OF ALLOTMENT OF SHARES
22 FEBRUARY 2006	FORM 88(2) RETURN OF ALLOTMENT OF SHARES
23 FEBRUARY 2006	COMPANY NAME CHANGE
24 FEBRUARY 2006	FORM 88(2) RETURN OF ALLOTMENT OF SHARES
1 MARCH 2006	FORM 88(2) RETURN OF ALLOTMENT OF SHARES

1 MARCH 2006	FORM 287 REGISTERED OFFICE CHANGED
3 MARCH 2006	FORM 288(B) DIRECTOR RESIGNED
7 MARCH 2006	EGM SPECIAL RESOLUTIONS
10 MARCH 2006	FORM 288(A) DIRECTOR APPOINTED
24 MARCH 2006	FORM 88(2) RETURN OF ALLOTMENT OF SHARES
30 MARCH 2006	INTERIM ACCOUNTS MADE UP TO 17/03/06

3. INFORMATION PROVIDED TO SHAREHOLDERS:

i) THE INTERIM REPORT FOR 2005 WAS SENT TO SHAREHOLDERS ON 14 SEPTEMBER 2005;

ii) NOTICE OF EGM WAS SENT TO SHAREHOLDERS ON 30 DECEMBER 2005;

iii) NOTICE OF EGM WAS SENT TO SHAREHOLDERS ON 2 MARCH 2005; AND

iv) THE ANNUAL REPORT AND ACCOUNTS FOR YEAR ENDED 31 DECEMBER 2005, INCORPORATING NOTICE OF THE 2006 AGM WAS SENT TO SHAREHOLDERS ON 7 APRIL 2006.

Ladbrokes PLC

RECEIVED
2006 MAY -8 P 12:25
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

SECTION 198 NOTIFICATION

LADBROKES PLC ("THE COMPANY") YESTERDAY RECEIVED NOTIFICATION PURSUANT TO PART VI OF THE COMPANIES ACT 1985, FROM CREDIT SUISSE ("CS") THAT AS AT 20 APRIL 2006 THE INTERESTS OF THE CS COMPANIES LISTED BELOW HAVE INCREASED TO 21,757,117 ORDINARY SHARES OF 28⅓P EACH OF THE COMPANY, WHICH INTERESTS REPRESENTED 3.54% OF THE ISSUED SHARE CAPITAL OF THE COMPANY.

CS HAVE ADVISED THAT THE REGISTERED HOLDERS AND NUMBER OF SHARES HELD BY EACH OF THEM ARE AS FOLLOWS:-

	SHARES
CREDIT SUISSE SECURITIES (EUROPE) LIMITED	21,444,117
CREDIT SUISSE INTERNATIONAL	313,000
TOTAL	21,757,117

Ladbrokes PLC

DIRECTORS' SHARE INTERESTS

LADBROKES PLC ANNOUNCES:

- THAT COMPUTERSHARE TRUSTEES (C.I.) LIMITED, AS TRUSTEE OF THE LADBROKES PLC SHARE OWNERSHIP TRUST ("THE TRUST"), HAS RECENTLY ACQUIRED 131,839 ORDINARY SHARES OF 28⅓P OF LADBROKES PLC ("THE SHARES") (REPRESENTING 0.02% OF THE ISSUED SHARE CAPITAL) AT AN AVERAGE PRICE OF 425.57P PER SHARE, AS FOLLOWS:

  1. 26,322 SHARES WERE ACQUIRED ON 20 APRIL 2006 AT A PRICE OF 420.00P PER SHARE;
  2. 26,112 SHARES WERE ACQUIRED ON 21 APRIL 2006 AT A PRICE OF 423.00P PER SHARE;
  3. 26,104 SHARES WERE ACQUIRED ON 24 APRIL 2006 AT A PRICE OF 423.25P PER SHARE;
  4. 25,620 SHARES WERE ACQUIRED ON 25 APRIL 2006 AT A PRICE OF 431.50P PER SHARE; AND
  5. 27,681 SHARES WERE ACQUIRED ON 26 APRIL 2006 AT A PRICE OF 430.00P PER SHARE.

83,055 OF THE SHARES ACQUIRED ARE HELD SUBJECT TO THE TERMS OF THE TRUST FOR THE BENEFIT OF EMPLOYEES OF COMPANIES WITHIN THE LADBROKES GROUP OF COMPANIES. MR C BELL, MR J P O'REILLY, MR A S ROSS, MS R P THORNE WHO ARE ALL DIRECTORS OF LADBROKES PLC ("THE DIRECTORS") AND MR M J NOBLE AND MR M P

O'KANE WHO ARE PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY ("PDMRS") ACQUIRED (FOR THE PURPOSES OF SECTION 324 OF THE COMPANIES ACT 1985) AN INTEREST IN THESE SHARES BY REASON OF BEING EMPLOYEES OF LADBROKES PLC.

48,784 OF THE SHARES ACQUIRED ARE HELD BY THE TRUST AS NOMINEE TO INDIVIDUAL EMPLOYEES WHO PURCHASED THEM AS QUALIFYING SHARES FOR THE PURPOSES OF THE LADBROKES PLC EXECUTIVE DEFERRED BONUS PLAN – MATCHING SHARES PLAN ("THE PLAN") ("QUALIFYING SHARES"). THE QUALIFYING SHARES PURCHASED BY THE DIRECTORS AND PDMRS ARE SHOWN BELOW.

- THAT ON 26 APRIL 2006 COMPUTERSHARE TRUSTEES (C.I.) LIMITED, AS TRUSTEE OF THE LADBROKES PLC SHARE OWNERSHIP TRUST ("THE TRUSTEE"), AWARDED SHARES AND OPTIONS OVER SHARES UNDER THE PLAN ("MATCHING SHARES") TO EMPLOYEES OF COMPANIES IN THE LADBROKES GROUP OF COMPANIES INCLUDING CERTAIN OF THE DIRECTORS AND PDMRS.

THE MATCHING SHARES WILL VEST AUTOMATICALLY ON THE VESTING DATE WHICH IS LIKELY TO BE ON OR ABOUT 1 APRIL 2009. MATCHING SHARE INTERESTS UNDER THE PLAN MAY NOT BE SOLD, TRANSFERRED, CHARGED OR OTHERWISE DISPOSED OF PRIOR TO THE VESTING DATE.

QUALIFYING SHARES WERE PURCHASED AND MATCHING SHARES WERE AWARDED TO THE DIRECTORS AND PDMRS AS FOLLOWS:

NAME	NO OF QUALIFYING SHARES PURCHASED	NO OF MATCHING SHARES AWARDED
C BELL	6,446	10,926
J P O'REILLY	4,938	8,369
M J NOBLE	2,449	4,150
M P O'KANE	599	1,016

EACH OF THE DIRECTORS AND PDMRS CEASED ON 26 APRIL 2006 TO BE INTERESTED IN 86,485 SHARES PREVIOUSLY HELD SUBJECT TO THE TERMS OF THE TRUST WHICH WERE AWARDED TO CERTAIN OTHER EMPLOYEES OF COMPANIES WITHIN THE LADBROKES GROUP OF COMPANIES.

IN ADDITION TO EACH DIRECTOR'S AND PDMRS OWN INTEREST IN THE SHARES UNDER THE PLAN, EACH OF THE EXECUTIVE DIRECTORS AND PDMRS IS INTERESTED IN 74,880 SHARES HELD SUBJECT TO THE TERMS OF THE TRUST GENERALLY FOR THE BENEFIT OF EMPLOYEES OF COMPANIES WITHIN THE LADBROKES GROUP OF COMPANIES. OPTIONS ISSUED BY THE TRUST IF EXERCISED IN FULL WOULD REQUIRE THE TRUST TO TRANSFER 26,911 SHARES TO EMPLOYEES.

- THE FOLLOWING CHANGES TO THE INTERESTS OF THE DIRECTORS AND PDMRS UNDER THE LADBROKES PLC 1978 SHARE OPTION SCHEME ("THE 1978 SCHEME") AND THE LADBROKES PLC INTERNATIONAL SHARE OPTION SCHEME ("THE INTERNATIONAL SCHEME"):

	OPTIONS GRANTED UNDER THE 1978 SCHEME NO OF SHARES	OPTIONS GRANTED UNDER THE INTERNATIONAL SCHEME NO OF SHARES
C BELL	-	260,170
J P O'REILLY	7,095	134,816
A S ROSS	-	122,989
R P THORNE	7,095	158,467
M J NOBLE	-	52,162
M P O'KANE	4,070	73,981

THE OPTIONS WERE GRANTED ON 25 APRIL 2006 AT 422.8P PER SHARE AND ARE NORMALLY EXERCISABLE BETWEEN 3 AND 10 YEARS FROM GRANT.

- ON 27 APRIL 2006 MR J P O'REILLY:

  1. PURCHASED A TOTAL OF 528,648 SHARES FOR A TOTAL COST OF £1,120,225.72 BY EXERCISE OF OPTIONS HELD UNDER THE INTERNATIONAL SCHEME; AND
  2. SOLD 528,648 SHARES AT 427P PER SHARE.

- ON 27 APRIL 2006 MR M J NOBLE:

  1. PURCHASED A TOTAL OF 186,250 SHARES FOR A TOTAL COST OF £440,295 BY THE EXERCISE OF OPTIONS HELD UNDER THE INTERNATIONAL SCHEME AND THE 1978 OPTION SCHEME; AND
  2. SOLD 186,250 SHARES AT 427P PER SHARE.

FOLLOWING THESE TRANSACTIONS:

- MR BELL IS BENEFICIALLY INTERESTED IN A TOTAL OF 175,044 SHARES (INCLUDING 12,957 QUALIFYING SHARES AND 21,961 MATCHING SHARES HELD UNDER THE PLAN, 34,149 SHARES HELD UNDER THE LADBROKES PLC DEFERRED BONUS PLAN ('DBS') AND 1,061 SHARES HELD IN THE LADBROKES PLC SHARE INCENTIVE PLAN ('SIP') AND HOLDS OPTIONS TO PURCHASE 1,230,304 SHARES UNDER LADBROKES PLC' S EXECUTIVE SHARE OPTION SCHEMES;
- MR O'REILLY IS BENEFICIALLY INTERESTED IN A TOTAL OF 76,057 SHARES (INCLUDING 8,426 QUALIFYING SHARES AND 14,281 MATCHING SHARES HELD UNDER THE PLAN, 20,517 SHARES HELD UNDER THE DBS AND 1,061 SHARES HELD UNDER THE SIP) AND HOLDS OPTIONS TO PURCHASE 286,911 SHARES UNDER LADBROKES PLC'S EXECUTIVE SHARE OPTION SCHEMES;
- MR ROSS IS BENEFICIALLY INTERESTED IN A TOTAL OF 61,714 SHARES (INCLUDING 3,294 QUALIFYING SHARES AND 5,583 MATCHING SHARES UNDER THE PLAN AND 12,348 SHARES UNDER THE DBS) AND HOLDS OPTIONS TO PURCHASE 629,360 SHARES UNDER LADBROKES PLC'S EXECUTIVE SHARE OPTION SCHEMES;
- MS THORNE HOLDS OPTIONS TO PURCHASE 165,562 SHARES UNDER LADBROKES PLC'S EXECUTIVE SHARE OPTION SCHEMES;
- MR NOBLE IS BENEFICIALLY INTERESTED IN 25,714 SHARES (INCLUDING 3,861 QUALIFYING SHARES AND 6,544 MATCHING SHARES UNDER THE PLAN, 8,980 SHARES UNDER THE DBS AND 1,061 SHARES UNDER THE SIP) AND HOLDS OPTIONS TO PURCHASE

150,912 SHARES UNDER THE LADBROKES PLC'S EXECUTIVE SHARE OPTION SCHEMES; AND

- MR O'KANE IS BENEFICIALLY INTERESTED IN 29,229 SHARES (INCLUDING 2,082 QUALIFYING SHARES AND 3,530 MATCHING SHARES UNDER THE PLAN, 6,480 DBS SHARES AND 1,061 SHARES UNDER THE SIP) AND HOLDS OPTIONS TO PURCHASE 251,591 SHARES UNDER LADBROKES PLC'S EXECUTIVE SHARE OPTION SCHEMES.